Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Pzena Investment Management, Inc.:

We consent to the use of our reports dated March 10, 2017, with respect to the consolidated statements of financial condition of Pzena Investment Management, Inc. as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, incorporated herein by reference, and to the reference to our firm under the heading “Experts” in this prospectus.

/s/ KPMG LLP
New York, New York
November 3, 2017